Contact

www.linkedin.com/in/adamhiner (LinkedIn)
www.ecocaters.com (Other)
www.boochcraft.com (Other)
trilogysanctuary.com/ (Other)

Top Skills

Marketing
Event Management
Business Development

Languages

English (Native or Bilingual)

Adam Hiner

Co-Founder of Pacha ♦ Co-Founder of Boochcraft ♦ Acroyoga Instructor at Trilogy Sanctuary
San Diego, California, United States

Summary

E: adam@boochcraft.com

I have always had a very entrepreneurial mindset and have successfully created, managed, and scaled several organizations. I have a knack for identifying innovative ways to make businesses successful by analyzing and optimizing their marketing and operational systems. My name is Adam Hiner and I am the co-founder of Boochcraft, which makes the highest quality Kombucha including one of the only High Alcohol Kombuchas available in the marketplace.

I received my formal education from University of South Carolina earning my Financial Marketing degree. In 2007, after having worked in the mortgage industry for a few years, I changed my career path and co-founded Eco Caters. With the success of Eco Caters, my business partner and I decided to bring our farm to table concept to the restaurant world and opened Local Habit. Focused on craft beer and organic dishes with a Cajun twist, Local Habit is a true San Diego favorite.

Keeping my entrepreneurial success going, I am one of three co-founders of Boochcraft, a kombucha brewery brewing organic kombucha handcrafted with the highest quality ingredients. Even with my busy schedule, I have been involved in yoga for ten years and have developed an intense passion for acroyoga. I teach at Trilogy Sanctuary as well as workshops, retreats, and private lessons. In addition, every year I organize AcroLove Festival, which brings acroyoga fans together to share their passion and take their practice to the next level.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Leadership •

Customer Service • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Eco Caters

Experience

Pacha
Chief Executive Officer
March 2020 - Present (3 years 1 month)
Vista, California, United States

Organic gluten-free bread that is sprouted, fermented, vegan, paleo and delicious. Using all of my prior experience starting up companies and brands in the food and beverage world to take this brand national and be a dominant player in the gluten-free bread market.

Trilogy Sanctuary
Acroyoga Instructor
August 2014 - Present (8 years 8 months)
San Diego, California

I have been actively involved in the yoga community for over ten years. In 2012, I tried acroyoga for the first time and have discovered a passion in this practice. Having the opportunity to influence and help individuals take their acroyoga skills to the next level has been truly rewarding. In addition to teaching at Trilogy Sanctuary, I also instruct at workshops, retreats, and private lessons.

Trilogy Sanctuary is a health and energy bar striving to create abundance in health through organic food and juice, yoga, meditation, spiritual and nutritional counseling. Trilogy is about balancing mind, body and spirit.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters

Boochcraft
Co-Founder
July 2014 - Present (8 years 9 months)
San Diego, California

Boochcraft is a kombucha brewery which brews organic kombucha handcrafted with the highest quality ingredients. We brew both low (1.5% alcohol) and high (7% alcohol) kombucha for sale at bars, restaurants and grocery stores and are distributing through Stone Brewery. Boochcraft is the first high alcohol kombucha brewery in Southern California.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Eco Caters

Co-Founder and CEO

September 2007 - September 2016 (9 years 1 month)

San Diego | Los Angeles | Washington DC

I co-founded Eco Caters in 2007 and have played a key role in implementing marketing, sales, and operation strategies to grow the success of the organization. I currently am involved with handling Eco Caters finances and back end management.

Eco Caters is a eco-friendly, organic catering and event planning organization operating in Los Angeles, San Diego, and Washington DC. We specialize in providing the highest quality catering with handcrafted foods made 100% from scratch while minimizing the impact on the environment. We ensure the highest level of customer satisfaction and have been recognized for our success throughout the years.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Local Habit

Co-Founder

June 2011 - September 2013 (2 years 4 months)

San Diego, California

My business partner and myself decided to bring our farm to table concept to the restaurant world and opened Local Habit. Focused on craft beer and organic dishes with a Cajun twist, Local Habit is a true San Diego favorite. We sold Local Habit in 2013 but it continues its success and its unique New Orleans inspired cuisine.

Local Habit is a vibrant restaurant that looks to New Orleans for inspiration with a seasonal Californian-Creole menu featuring West Coast takes on Louisiana classics.

Specialties: Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery • Craft Beer • Restaurant • Local Habit

One Easy Fee Home Loans
Assistant Director
May 2004 - September 2007 (3 years 5 months)

I was responsible for leading the development of a new online instant quote concept for the mortgage industry. I put together the formula and helped developers build and design the website. In addition, I managed the sales, marketing, and advertising teams.

One Easy Fee Home Loans is an online mortgage company giving low cost mortgages to borrowers across the country. It is a simple and convenient quote tool that is built right into the site with online applications.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Cornerstone Mortgage
Associate
May 2004 - September 2007 (3 years 5 months)

While working at Cornerstone Mortgage I had the opportunity to preform all the job functions in the mortgage industry, which expanded my overall view of the

field. I was very successful and was promoted several times during my time there.

Cornerstone Mortgage is a direct lender, which allows customers to obtain the best rates on all types of loan programs including: 30yr mortgage, 20yr mortgage, 15yr mortgage, 10yr mortgage, 1yr ARMS, 3yr ARMS, 5yr ARMS, Conventional, Jumbo, and VA.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Education

University of South Carolina-Columbia

BS, Marketing, Finance, Communications · (1999 - 2003)